UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________.

Commission file number :  001-12991

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

BancorpSouth, Inc. 401(k) Profit-Sharing Plan and Trust

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BancorpSouth, Inc.

One Mississippi Plaza

201 South Spring Street

Tupelo, Mississippi 38804

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Reports of Independent Registered Public Accounting Firms)

BANCORPSOUTH, INC. 401(K)  PROFIT-SHARING PLAN AND TRUST

Table of Contents

-  Report of Independent Registered Public Accounting Firm  –

The Retirement Subcommittee of the Operations Committee

BancorpSouth, Inc.

We have audited the accompanying statement of net assets available for plan benefits of the BancorpSouth, Inc. 401(k) Profit-Sharing Plan and Trust (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2012 were audited by other auditors whose report dated June 28, 2013 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013, and the changes in net assets available for plan benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Atlanta, Georgia

June 30, 2014

Report of Independent Registered Public Accounting Firm

The Retirement Committee of the Board of Directors
BancorpSouth, Inc.:

We have audited the accompanying statement of net assets available for plan benefits of the BancorpSouth, Inc. 401(k) Profit-Sharing Plan and Trust (the Plan) as of December 31, 2012, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012, and the changes in net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/S/ KPMG LLP

Jackson, Mississippi

June 28,  2013

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN AND TRUST
Statements of Net Assets Available for Plan Benefits
December 31, 2013 and 2012
	2013	2012
Investments, at fair value:
Common stock of BancorpSouth, Inc.	$150,495,749	$104,973,164
Mutual funds	149,111,696	123,770,532
Common/collective trust fund	54,743,645	52,044,199
	354,351,090	280,787,895
Contributions receivable:
Employer – salary deferral match	362,953	293,970
Employer – profit-sharing	—	—
Notes receivable from participants	6,636,975	638,498
Accrued interest and dividends receivable	95,479	192,542
Cash	48,398	28,748
Net assets reflecting all investments at fair value	361,494,894	281,941,654
Adjustment from fair value to contract value for interest in common/collective trust fund relating to fully benefit-responsive
investment contracts	(157,569)	(901,142)
Net assets available for plan benefits	$361,337,326	$281,040,512
See accompanying notes to financial statements.

BANCORPSOUTH, INC. 401(K) PROFIT-SHARING PLAN AND TRUST
Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2013 and 2012
	2013	2012
Investment income:
Net appreciation in investments	$95,661,145	$35,002,518
Interest and dividends	5,856,645	5,041,313
Total investment income	101,517,790	40,043,831
Interest income from notes receivable from participants	185,526	23,928
Net investment and interest income	101,703,316	40,067,759
Contributions:
Employer – salary deferral match	9,781,707	9,131,965
Employer – profit-sharing	—	—
Participants – salary deferral	15,461,796	14,471,830
Total contributions	25,243,503	23,603,795
Benefits paid to participants	(46,650,007)	(13,136,602)
Net increase	80,296,813	50,534,952
Net assets available for plan benefits:
Beginning of year	281,040,512	230,505,560
End of year	$361,337,326	$281,040,512
See accompanying notes to financial statements.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2013 and 2012

(1)	Description of Plan

The following description of the BancorpSouth, Inc. 401(k) Profit-Sharing Plan and Trust, formerly known as BancorpSouth, Inc. Amended and Restated Salary Deferral – Profit-Sharing Employee Stock Ownership Plan (the Plan), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

(a)	General

The Plan was adopted by BancorpSouth, Inc. (the Company) effective January 1, 1984. It is a defined contribution retirement plan with two components–an employee stock ownership component and a profit‑sharing component with a 401(k) feature. Employees who have completed one year of service and attained the age of 18 are eligible to participate in the Plan with regards to elective deferrals and employer matching contributions. Employees who completed their first hour of service on or after January 1, 2006 and had attained the age of 21 were eligible to participate in the employer profit‑sharing contributions. Effective January 1, 2012, the 2% profit‑sharing contribution was eliminated and no further contributions were made. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Effective January 1, 2013, the service requirement was reduced from one year of service to 30 days of service with regards to elective deferrals.

(b)	Contributions

Plan participants contribute to the Plan by electing to defer between 1% and 50% of their pretax annual compensation, in whole percentages, up to the maximum amount allowed by the Internal Revenue Code ($17,500 in 2013 and $17,000 in 2012). The Company matches 100% of amounts contributed by the participants to the Plan up to 5% of their annual compensation. For all purposes, compensation is all amounts paid to employees for services, but excluding extraordinary items such as moving expenses and bonuses.  Participants may direct all contributions made to the Plan to any investment options offered by the Plan.

(c)	Investment Programs

The investment programs of the Plan as of December 31, 2013 were as follows:  Federated Capital Preservation Fund; American Funds Europacific Growth Fund R4; American Funds Income Fund of America R4; DWS Dreman Small Cap Value Fund - A; Federated Kaufmann Fund Class A; Federated Total Return Bond Fund IS; Fidelity Advisor Short Fixed Income - A; Invesco Growth & Income Fund A; Mutual  Global Discovery Fund A;  Nationwide Investor Destination Moderate Conservative A;  Neuberger Berman Genesis Fund A;  Oppenheimer Global Fund A; Pennsylvania Mutual Fund Service; T. Rowe Price Growth Stock Fund – Adv.;  T. Rowe Price Mid-Cap Growth Fund- Adv.; T. Rowe Price Small-Cap Growth Fund- Adv.;T. Rowe Price Retirement Income Fund – Adv.; T. Rowe Price Retirement 2010 Adv.; T. Rowe Price Retirement 2020 Adv.; T. Rowe Price Retirement 2030 Adv.; T. Rowe Price Retirement 2040 Adv.; T. Rowe Price Retirement 2050 Adv.; T. Rowe Price retirement Income Fund; Vanguard 500 Index Signal; Vanguard Mid Cap Index Fund Signal; Vanguard Wellesley Income Fund; and  Vanguard Selected Value Fund Inv.  The investment options also include common stock of the Company.

5(Continued)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2013 and 2012

(d)	Administration

The Plan is administered by a committee appointed by the board of directors of the Company (the “plan administrator”). The plan administrator is responsible for general administration of the Plan and interpretation and execution of the Plan’s provisions. BancorpSouth Bank is the Plan trustee. Federated Retirement Services serves as custodian of the Plan’s assets.

(e)	Participants’ Accounts

Separate accounts are maintained for each participant. All amounts contributed by the participant, together with earnings or losses thereon, are maintained in an “employee deferral account.” Matching amounts contributed by the Company are maintained in a separate “employer contribution account,” together with earnings or losses thereon. Profit-sharing contributions contributed by the Company are maintained in a “profit-sharing account” together with earnings or losses thereon.

(f)	Notes Receivable from Participants

Participants may borrow from their vested account balance accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined under the Plan. At December 31, 2013, the interest rate on outstanding participant loans was 4.25% with maturity dates ranging from January 3, 2014 to December 27, 2018.

(g)	Vesting

Both the employee deferral and employer contribution accounts are 100% vested and nonforfeitable at all times. The profit-sharing account is vested after three years of service.

(h)	Payment of Benefits

Upon termination of service, death or permanent disability, a participant may elect to receive either a lump‑sum amount equal to the value of his or her account, or proportionate monthly installments over a period not to exceed 15 years. For non-spouse beneficiaries, the monthly benefits cannot be paid over a period longer than a participant’s life expectancy or for more than five years following his or her death. For distributions from a participant’s holdings of Company common stock, the participant may elect to receive common stock of  the Company or cash equal to the fair value of the common stock that otherwise would have been distributed. In addition, a participant may elect to receive a distribution of cash dividends that are paid on the Company common stock allocated to the participant’s account in the Plan.

(i)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(j)	Expenses

Administrative expenses of the Plan are paid directly or reimbursed to the Plan by the Company, which is the Plan sponsor.

6(Continued)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2013 and 2012

(k)	Forfeited Accounts

At December 31, 2013 and 2012, forfeited nonvested accounts totaled $48,369 and $28,734, respectively.  These accounts will be used to reduce future contributions.  The amount of forfeitures used during 2013 and 2012 totaled $39,908 and $130,721, respectively.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting with the exception of benefit payments, which are recorded when paid.

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946-210, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, requires the Statement of Net Assets Available for Plan Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for any directly-held or indirectly-held fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Plan Benefits are prepared on a contract value basis for the fully benefit-responsive investment contracts.

(b)	Investments

Purchases and sales of investments are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date.

Quoted market prices are used to value the investments in mutual funds and Company common stock.

The interest in the common/collective trust fund is presented at fair value on the statements of net assets available for plan benefits, which is based upon its reported net asset value. The fair value of the guaranteed investment contracts is determined by discounting the expected cash flows based on current market interest rates of similar instruments with comparable durations. The fair value of the synthetic guaranteed investment contracts is determined by the fair value of the underlying assets.  An adjustment is then made on the statement of net assets available for plan benefits to reconcile the interest in the common/collective trust fund from fair value to contract value because its underlying investments consist of guaranteed investment contracts that are fully benefit-responsive, which is equal to the value of deposits plus interest accrued at the contract rate, less withdrawals. As provided in relevant accounting pronouncements, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit responsive.

(c)	Notes Receivable from Participants

Participant loans are recorded at amortized cost, which is equal to the unpaid principal balance and any accrued interest.

(d)	Payment of Benefits

Benefits are recorded when paid.

7(Continued)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2013 and 2012

(e)	Income Taxes

The Plan is exempt from federal income taxes in accordance with the provisions of the Internal Revenue Code of 1986, as amended (“IRC”), pursuant to a favorable determination letter, dated February 20, 2008, from the Internal Revenue Service.  The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements. Amounts contributed by the Company are not taxed to the participant until a distribution from the Plan is received.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan Administrator has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the period. Actual results could differ from those estimates.

(3)	Investments

The following investments represent 5% or more of the Plan’s net assets available for plan benefits:

	December 31
	2013	2012
Common Stock of Bancorp South, Inc.	$150,495,749	$104,973,164
Federated Capital Preservation Fund, at contract value	54,586,076	51,143,057
Federated Total Return Bond Fund IS	*	22,308,488
*Represents less that 5% of net assets

8(Continued)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2013 and 2012

The Plan’s investments, including investments bought, sold and held during the year appreciated (depreciated) in value during the years ended December 31, 2013 and 2012, respectively, as follows:

	2013	2012
Net appreciation in investments
Mutual funds	$24,544,326	$9,904,481
Common stock of Bancorp South, Inc.	71,116,817	25,098,037
Net appreciation in investments	$95,661,143	$35,002,518

Dividend income earned from the investment in Company common stock, a party-in-interest and a related party, was $535,470 and $288,190 for the years ended December 31, 2013 and 2012, respectively.

(4)	Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements (“ASC Topic 820”), establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The following table sets forth by level, within the ASC Topic 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 and 2012:

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
Asset Allocation	$ 30,653,727	-	-	$ 30,653,727
Balanced	6,465,271	-	-	6,465,271
Bond	18,452,456	-	-	18,452,456
International	13,959,235	-	-	13,959,235
Large Cap	41,021,030	-	-	41,021,030
Mid Cap	24,832,243	-	-	24,832,243
Small Cap	13,727,734	-	-	13,727,734
Total Mutual funds	149,111,696	-	-	149,111,696
Common stock of BancorpSouth, Inc.	150,495,749	-	-	150,495,749
Common/collective trust fund	-	$ 54,743,645	-	54,743,645
Total investments at fair value	$ 299,607,445	$ 54,743,645	-	$ 354,351,090

9(Continued)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2013 and 2012

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Asset Allocation	$ 17,564,230	-	-	$ 17,564,230
Balanced	9,178,549	-	-	9,178,549
Bond	24,633,379	-	-	24,633,379
International	11,415,499	-	-	11,415,499
Large Cap	31,573,556	-	-	31,573,556
Mid Cap	18,399,087	-	-	18,399,087
Small Cap	11,006,232	-	-	11,006,232
Total Mutual funds	123,770,532	-	-	123,770,532
Common stock of BancorpSouth, Inc.	104,973,164	-	-	104,973,164
Common/collective trust fund	-	$ 52,044,199	-	52,044,199
Total investments at fair value	$ 228,743,696	$ 52,044,199	-	280,787,895

Fair values are determined based on valuation techniques categorized as follows: Level 1 means the use of quoted prices for identical instruments in active markets; Level 2 means the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 means the use of unobservable inputs.

See Note 2(b), Investments, for information regarding the methods used to determine the fair value of the Plan’s investments.  These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the plan administrator believes the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan invests in a benefit-responsive common/collective trust fund with Federated Investors Trust Company (Federated), which invests in a money market mutual fund and guaranteed investment contracts. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Because the common/collective trust fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The common/collective trust fund is presented on the face of the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. Contract value, as reported to the Plan by Federated, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

10(Continued)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2013 and 2012

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the common/collective investment fund at December 31, 2013 and 2012, was $54,743,645 and $52,044,199, respectively. The crediting interest rate of the associated guaranteed investment contracts is based on a formula agreed upon by the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan administrator or other plan administrator events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

Average yields:	2013	2012
Ratio of year-end market value yields to investments	1.59%	1.59%
Ratio of year-end crediting rate to investments	1.95%	1.95%

11(Continued)

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST

Notes to Financial Statements

December 31, 2013 and 2012

(5)	Reconciliation Between Financial Statement Amounts and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 filed for 2012 and the Form 5500 expected to be filed for 2013:

	December 31,
	2013	2012
Net assets available for plan benefits per the
financial statements	$361,337,326	$281,040,512
Amounts allocated to withdrawing participants	-	(759,402)
Contributions receivable-employer salary deferral match	(362,953)	-
Accrued interest and dividends receivable	(95,479)	-
Net assets avaiable for plan benefits per Form 5500	$360,878,894	$280,281,110

The following is a reconciliation of increase in net assets available for plan assets per the financial statements to the Form 5500 filed for 2012 and the Form 5500 expected to be filed for 2013:

	2013	2012
Increase in net assets available for plan benefits per the
financial statements	$80,296,813	$50,534,952
Less distribution amounts allocated to withdrawing
participants at end of year	-	(759,402)
Add distribution amounts allocated to withdrawing
participants at beginning of year	759,402	1,959,434
Contributions receivable-employer salary deferral match	(362,953)	-
Accrued interest and dividends receivable	(95,479)	-
Increase in net assets available for plan benefits per the Form 5500	$80,597,783	$51,734,984

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Because of the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(7)	Related‑Party Transactions

Federated Retirement Services, the custodian as defined by the Plan, manages investments in its sponsored funds and, therefore, is deemed a party‑in‑interest and a related party. The Plan also invests in shares of the Company. The Company is the Plan sponsor; therefore, these transactions qualify as party‑in‑interest transactions.

BANCORPSOUTH, INC. 401(k) PROFIT-SHARING PLAN AND TRUST
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013
		Par/number	Interest		Current
Issuer	Description	of shares	rate	Maturity	value
BancorpSouth, Inc.*	Common stock	5,920,368			$150,495,749
Federated Capital Preservation Fund*	Common/collective trust - stable value fund	5,458,608			54,586,076
American Funds Europacific Growth Fund R4	Mutual fund	146,884			7,076,895
American Funds Income Fund of America R4	Mutual fund	313,544			6,465,271
Federated Kaufmann Fund Class A*	Mutual fund	188,773			1,162,840
Federated Total Return Bond Fund IS*	Mutual fund	1,512,259			16,468,499
Fidelity Advisor Short Fixed Income - A	Mutual fund	212,643			1,983,957
Invesco Growth & Income Fund A	Mutual fund	534,568			14,444,041
Mutual Global Discovery Fund A	Mutual fund	147,466			4,901,786
Neuberger Berman Genesis Fund A	Mutual fund	87,241			3,640,555
Oppenheimer Global Fund A	Mutual fund	25,140			1,980,553
Pennsylvania Mutual Fund Service	Mutual fund	423,433			6,220,230
T. Rowe Price Growth Stock Fund - Adv	Mutual fund	338,036			17,547,423
T. Rowe Price Mid-Cap Growth Fund-Adv	Mutual fund	215,589			15,341,322
T. Rowe Price Small Cap Value Fund	Mutual fund	76,771			3,866,950
T. Rowe Price Retirement 2010 Adv	Mutual fund	179,956			3,190,616
T. Rowe Price Retirement 2020 Adv	Mutual fund	423,765			8,589,722
T. Rowe Price Retirement 2030 Adv	Mutual fund	294,300			6,604,099
T. Rowe Price Retirement 2040 Adv	Mutual fund	181,503			4,219,937
T. Rowe Price Retirement 2050 Adv	Mutual fund	171,188			2,220,312
T. Rowe Price Retirement Income Fund	Mutual fund	60,101			888,888
Vanguard 500 Index Signal	Mutual fund	64,167			9,029,567
Vanguard Mid Cap Index Fund Signal	Mutual fund	95,294			4,095,738
Vanguard Wellesley Income Fund	Mutual fund	82,076			4,940,153
Vanguard Selected Value Fund Inv	Mutual fund	150,083			4,232,342
Participant loans*	Loans to participants	—	4.25	January 3, 2014 –December 27, 2018	6,636,975
					$360,830,496

* Parties-in-interest to the Plan
See accompanying Report of Independent Registered Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BancorpSouth, Inc. 401(k) Profit-Sharing Plan and Trust

June 30,  2014By:  BancorpSouth, Inc.

By:  /s/ David Poole

David Poole, First Vice President and Trust Officer

EXHIBIT INDEX

23.1Consent of KPMG LLP, Independent Registered Public Accounting Firm

Consent of Dixon Hughes Goodman LLP, Independent Registered Public Accounting Firm